2025
ANNUAL REPORT

NorthWestern® Energy

Delivering a Bright Future

Service Territory



Legend:
- Electric
- Natural Gas
- ✈ Wind Farm
- Hydro Facilities
- Thermal Generating Plants
- ▲ Natural Gas Reserves

Map labels: MONTANA, NORTH DAKOTA, SOUTH DAKOTA, WYOMING, NEBRASKA, YELLOWSTONE NATIONAL PARK

Cities: KALISPELL, HAVRE, GREAT FALLS, MISSOULA, HELENA, BUTTE, BOZEMAN, BILLINGS, ABERDEEN, HURON, BROOKINGS, MITCHELL, YANKTON, NORTH PLATTE, GRAND ISLAND, KEARNEY

NorthWestern Energy provides electricity and natural gas in the upper Midwest and Northwest, serving approximately 850,300 customers in Montana, South Dakota, Nebraska and Yellowstone National Park. Our business consists of federal- and state-regulated operations, including electric and natural gas distribution and transmission, electric generation and natural gas production.

YEAR-END SHARE PRICE

2021	$57.16
2022	$59.34
2023	$50.89
2024	$53.46
2025	$64.54

BASIC EARNINGS PER SHARE

2021	$3.61
2022	$3.25
2023	$3.22
2024	$3.66
2025	$2.95

DIVIDENDS PER SHARE

2021	$2.48
2022	$2.52
2023	$2.56
2024	$2.60
2025	$2.64

NET PROPERTY, PLANT & EQUIPMENT (IN BILLIONS)

2021	$5.25
2022	$5.66
2023	$6.04
2024	$6.40
2025	$6.74

MT ELECTRIC
- 440,700 customers in 225 communities
- 6,596 miles of transmission lines
- 18,946 miles of distribution lines
- 1,660 MW nameplate owned power generation

SD ELECTRIC
- 65,600 customers in 118 communities
- 1,344 miles of transmission lines
- 2,386 miles of distribution lines
- 420 MW nameplate owned power generation

MT NATURAL GAS
- 249,400 customers in 123 communities
- 5,939 miles of distribution pipelines
- 2,133 miles of intrastate transmission pipelines
- 18 Bcf gas storage
- 25 Bcf owned proven natural gas reserves

SD NATURAL GAS
- 51,200 customers in 82 communities
- 1,853 miles of distribution pipeline
- 55 miles of intrastate transmission pipelines

NE NATURAL GAS

- 43,400 customers in 4 communities
- 836 miles of pipelines



A LETTER FROM OUR **CEO:**

As we reflect on 2025, NorthWestern Energy stands at a pivotal moment — one defined by strategic growth, continuous improvement and our commitment to powering progress today and tomorrow. This year, our commitment to delivering safe, reliable and affordable energy has been matched by transformative actions and strong stock performance, all while preparing for an exciting new chapter as we work to position ourselves well for a changing utility environment.

2025 was a year of change for the utility environment, and we don't expect those changes to slow down in the coming years. This rapid transformation is driven by evolving customer expectations, technological innovation and shifting regulatory landscapes. Today's energy companies must navigate increasing demand for reliable, affordable and sustainable energy while adapting to new challenges such as severe weather events, cybersecurity risks, and serving new large-load customers. At the same time, industry consolidation and strategic partnerships are reshaping the competitive landscape and enabling energy companies to achieve greater scale, resilience and efficiency. Our dedicated team of 1,667 employees continues to rise to these challenges and find innovative solutions. As we look ahead, these changes require us to remain agile, invest in modern infrastructure and embrace innovation to continue powering progress for our customers and communities — today and tomorrow.



STRATEGIC MERGER: BUILDING A PREMIER REGIONAL UTILITY

In August, NorthWestern Energy and Black Hills Corporation (Black Hills) announced a definitive agreement to combine in an all-stock, tax-free merger. Our merger with Black Hills is a bold step in powering progress for our customers and communities — today, by enhancing reliability and scale, and tomorrow, by positioning us for sustainable growth.

This transaction will create a premier regional regulated electric and natural gas company, serving approximately 2.1 million customers across eight contiguous states. The combined company will have a market capitalization of $9.8 billion and an enterprise value of $18 billion as of Feb. 23, 2026. This merger is expected to be accretive to both companies' earnings per share (EPS) in the first year and supports an increased long-term EPS target growth rate of 5% to 7%, up from 4% to 6%. The merger is expected to close in the second half of 2026.

Key benefits for investors include:
- Increased scale across contiguous service territory enhances diversification, resulting in a more resilient company to safely, reliably, and cost-effectively meet customers' growing energy needs.
- Strong and predictable earnings and cash flows with more efficient access to capital to be credit enhancing and support a high-quality credit profile.
- Better positioned to capture accretive growth opportunities together than either company could achieve independently.
- Combines two complementary teams with shared cultures focused on operational excellence and exceptional customer service.



ENERGY WEST **ACQUISITION**

A major milestone in 2025 was the successful acquisition of Energy West's natural gas distribution system in Montana. This transaction added approximately 33,000 natural gas customers and 43 skilled employees to our Montana operations, expanding our footprint in Great Falls and surrounding communities.

The acquisition strengthens our ability to deliver safe and reliable service by integrating Energy West's infrastructure into our existing network. It also provides operational synergies and positions us to better manage supply and demand across a broader service area today and into the future.



REGULATORY AND LEGISLATIVE

In 2025, NorthWestern Energy continued to advance its operational and regulatory priorities, strengthening our foundation for long-term growth and resilience. Through proactive engagement with regulators and strategic investments, we secured constructive rate settlements across key jurisdictions, enhanced our risk management framework with forward-thinking wildfire legislation and expanded our customer base through a strategic acquisition. These achievements underscore our commitment to delivering reliable service, managing risk and positioning the company for sustainable value creation in a dynamic energy landscape.

Constructive rate review settlements in Montana and Nebraska marked a significant achievement for NorthWestern Energy in 2025. These regulatory outcomes were the result of proactive engagement with state commissions and stakeholders, reflecting our commitment to transparency and collaboration. The settlements enable us to recover increased system investments, operating costs driven by inflation and evolving service requirements, while ensuring we can continue to provide safe, reliable and affordable energy to our customers. By securing fair and timely cost recovery, we strengthen our ability to invest in critical infrastructure and maintain high standards of



PROGRESS

service across our territories well into the future. As we navigate a dynamic energy landscape, these constructive rate outcomes provide a solid foundation for sustainable growth and long-term value creation for all stakeholders.

The passage of Montana House Bill 490 in 2025 represents a major advancement in NorthWestern Energy's approach to wildfire risk management. This forward-thinking legislation, which received broad bipartisan support, establishes clear liability protections for electric utilities operating in the state. House Bill 490 supports our ongoing commitment to safety and reliability by encouraging continued investment in wildfire

prevention and grid hardening. The legislation reduces the risk of unpredictable legal exposure and incentivizes utilities to proactively manage wildfire threats through robust mitigation plans. By clarifying the legal standards and limiting strict liability for wildfire-related damages, the bill provides much-needed regulatory certainty for our operations. This clarity enables NorthWestern Energy to plan and execute wildfire mitigation strategies with greater confidence, knowing that prudent investments and actions — when aligned with an approved mitigation plan — are recognized and protected under state law.



GROWTH AND INFRASTRUCTURE

On the first day of 2026, NorthWestern Energy became the majority owner of Colstrip Units 3 and 4, increasing our ownership stake to 55%. Our acquisition of Puget Sound Energy's 370-megawatt share and Avista's 222-megawatt share of the Colstrip Plant at zero cost will allow us to provide energy in a more affordable manner than if we had built a new generation resource. This strategic acquisition is a cornerstone of our commitment to providing reliable and cost-effective energy for Montana customers, today and tomorrow. The 222-megawatt Avista share will allow us to meet resource adequacy for our Montana customers and the 370-megawatt Puget Sound share provides us with excess capacity to serve data centers and other large-load customers. With majority ownership,

NorthWestern gains greater operational control and the ability to guide future investments and maintenance decisions at the facility. This ensures the plant continues to deliver cost-effective on-demand, 24/7 generating capacity..

In South Dakota, an existing diesel-fired 28.8-megawatt generating plant in the Aberdeen area is being replaced with two new natural gas turbines, expected to begin serving our South Dakota customers in 2026. This upgrade improves efficiency and will increase the system's reliability, ensuring we can meet customers' energy needs in all weather conditions. We are also advancing regional reliability through the planned construction of a new 131-megawatt natural gas generation facility in Aberdeen,



INVESTMENTS

South Dakota. This project is a direct response to updated resource accreditation and planning reserve margin requirements from the Southwest Power Pool, reflecting the region's growing demand for dependable energy. The new facility will provide flexible, dispatchable generation to help balance the variability of renewable resources and meet peak demand, ensuring our customers continue to receive uninterrupted service. With an anticipated investment of approximately $300 million, this expansion is not only a testament to our commitment to reliability but also a key component of our long-term capital investment strategy.

With over $3.2 billion in grid modernization investments planned for 2026 through 2030,

we are powering progress by strengthening our infrastructure for today's needs and tomorrow's opportunities. These investments focus on upgrading transmission, generation and distribution infrastructure across our service territories. By enhancing and hardening our grid, we are preparing for the increasing threats posed by severe weather, wildfires and cybersecurity risks. Our modernization efforts also support the integration of renewable energy resources, improve service reliability, and enable us to meet the evolving needs of our customers and communities. These forward-looking investments are foundational to our strategy for sustainable growth and long-term value creation for all stakeholders today and in the future.



CUSTOMER AND COMMUNITY

Delivering uninterrupted power is at the heart of NorthWestern Energy's mission. In 2025, our customers experienced exceptional electric reliability, with uninterrupted service 99.985% of the time. We consistently deliver electric reliability that places our performance in the first or second quartile amongst our peer utilities. This is meaningful when you consider our large rural and rugged service territories. This achievement reflects our ongoing investments in grid modernization and proactive maintenance.

This high level of reliability is especially important as our service territory faces increasingly complex challenges, including severe weather events and growing energy demand from new industries such as data centers. For more than a decade, grid resiliency has been a major focus for NorthWestern Energy. Despite the challenges posed by our rural service territory, our reliability consistently outperforms that of our industry peers. Our reliable service is due in large part to our Distribution System Infrastructure Project (DSIP), which began in 2011 with the goal of heading off potential problems with aging infrastructure, addressing capacity needs and laying the foundation for increasing technology deployment, and still continues today.

In addition to grid resiliency, we invest in many customer-facing programs, which has helped us outperform many of our peers in customer satisfaction scores. Our investment in Advanced Metering Infrastructure allowed us to change the way we communicate with our customers. In mid-2025, we launched our Preference Center,



FOCUS

which allows customers to sign up for alerts regarding their billing, payments, outages, safety, company news and more. Our commitment to reliability and advanced technology supports our customers' daily lives and business operations and reinforces our reputation as a trusted energy partner in the communities we serve.

NorthWestern Energy's dedication to community engagement goes far beyond providing energy. In 2025, the company contributed $2.1 million in charitable giving to 414 communities across our three-state service territory. These contributions supported a wide range of local initiatives, from disaster relief and educational programs to scholarships and economic development. We also provided $1.54 million to fish and wildlife projects and $630,000 in recreation funds.

Our employees are active volunteers, lending their time and expertise to causes that strengthen the social fabric of the places they call home.

Our commitment to charitable giving and volunteerism is about powering progress in the communities we serve — supporting well-being and growth now and fostering resilience for the future. We believe supporting community organizations and local development is essential to building resilient, vibrant communities. By investing in the well-being of our neighbors, NorthWestern Energy helps ensure the benefits of reliable energy extend beyond the grid, fostering growth, opportunity and a higher quality of life for all.



SUSTAINABILITY

At NorthWestern Energy, our commitment to sustainability is at the heart of how we power progress today and tomorrow. Sustainability goes far beyond environmental issues. It also encapsulates safety, employee engagement and financial strength. Sustainability means meeting the needs of our customers and communities today, while planning and investing for a brighter tomorrow. This enduring focus is built on financial soundness, constructive policy and a culture of integrity. Our dedication to sustainability is the reason we've been in business for more than 100 years, and the reason we will continue to thrive. Sustainability guides our actions as we serve some of the most beautiful regions in the country.

We recognize that every decision we make impacts the environment, and through our environmental programs, we actively seek ways to protect and enhance rivers, streams and habitats. As the owner and operator of 11 hydroelectric facilities in Montana, habitat improvement is a top priority for our Protection,



PLANNING FOR THE FUTURE

Mitigation, and Enhancement program. Our avian protection initiatives, including building nesting platforms for ospreys and ensuring new power poles are avian safe, further demonstrate our commitment to safeguarding wildlife.

Powering progress also means investing in our workforce. We offer competitive pay and comprehensive benefits to our employees, who are our most valuable asset. As an Equal Opportunity Employer, we provide attractive salaries, robust retirement contributions, and

a wide range of health and wellness plans, all designed to meet the diverse needs of our team. Our number one goal is employee health and safety, and our strong safety culture ensures we watch out for one another every day.

By integrating sustainability into every aspect of our operations, we are powering progress today and ensuring tomorrow's success — for our employees, our customers, our communities and our shareholders.

FINANCIAL PERFORMANCE AND OPERATIONAL **EFFICIENCY**

Our disciplined cost management and operational efficiency are not just driving results today — they are laying the groundwork for future progress, ensuring NorthWestern Energy remains a resilient and forward-looking utility.

We invested nearly $590 million in 2025 into our utility operations to support reliability and growth projects. We strive to deliver long-term financial value to our shareholders. This past year we paid a dividend of $2.64 per share, which was a dividend yield of 4.1% on our stock price at year end. Our stock price performed well this year, achieving a 26.4% total shareholder return driven by the expected merger with Black Hills, our growth initiatives, and constructive rate reviews in our jurisdictions. Importantly, we continue to deliver value through disciplined cost management and operational efficiency.

LOOKING **AHEAD**

As we prepare to join forces with Black Hills, our focus remains on delivering shareholder value, supporting our communities and powering progress for all stakeholders. We are proud of our dedicated workforce of highly engaged employees, and we look forward to combining our talented team with the great team at Black Hills. The combined company will be well-positioned to meet rising energy demand, accelerate investment in critical infrastructure, and advance a clean energy future.

As we prepare for many exciting changes ahead, we're also focused on what will not change: our SERVICE values of safety, excellence, respect, value, integrity, community and environment. These values are as important now as they were a decade ago when we drafted them. Our SERVICE values continue to keep us working together and fulfilling our commitment to one another and to the communities we serve, while helping keep each other and our customers safe.

Thank you for your continued trust and support as we power progress today and tomorrow — building a brighter, more resilient future together.

Sincerely,

Brian Bird
President & CEO, NorthWestern Energy

›› Executive Team

Brian Bird
President and Chief Executive Officer



In current position since 2023. Previously Chief Financial Officer from 2003-2021 and President and Chief Operating Officer from 2021-2022. Experience with energy and other large industrial companies since 1986.

Crystal Lail
Chief Financial Officer



Responsible for accounting, financial reporting, payroll, accounts payable, regulatory accounting, SOX controls, treasury, internal audit, enterprise risk management, financial planning and analysis, tax, investor relations, compensation and benefits. Current position since 2021. In energy industry since 2003.

Shannon Heim
General Counsel and Vice President - Federal Government Affairs



Responsible for all in-house and outside legal activities, federal government affairs, FERC compliance, risk management and contracts. Current position since 2023.

Michael Cashell
Vice President - Transmission



Responsible for all electric transmission and natural gas transmission, storage operations, NERC compliance, physical security and support services. Current position since 2011. In energy industry since 1986.

John Hines
Vice President - Supply and Montana Government Affairs



Responsible for electric and natural gas planning, procurement and generation operations, the company's environmental function and Montana's government affairs. Current position since 2011. In energy industry since 1989.

Bleau LaFave
Vice President - Asset Management and Business Development



Responsible for distribution and transmission asset management, long-term resources and business development. Current position since 2023. In energy industry since 1994.

Jason Merkel
Vice President - Distribution



Responsible for electric and natural gas distribution operations, and substation operations. Current position since 2022. In energy industry since 1993.

Bobbi Schroeppel
Vice President - Customer Care, Communications and Human Resources



Responsible for customer care, economic development, key account management, community relations, corporate communications, human resources, labor relations and safety. Current position since 2002. In energy industry since 1994.

Jeanne Vold
Vice President - Technology



Responsible for technology operations and deployment, cyber security, network operations and strategic direction. Current position since 2021. In energy industry since 1999.

❯❯ Board of Directors



Brian Bird
Director, President and Chief Executive Officer

Director since January 2023



Sherina Maye Edwards
Director

Committees: Nominating and Governance; Human Resources

Director since April 2023



Dave Goodin
Director

Committees: Audit, Operations

Director since December 2024



Jan Horsfall
Director, Operations Committee Chair

Committees: Operations (Chair), Audit

Director since April 2015



Britt Ide
Director, Nominating and Governance Committee Chair

Committees: Nominating and Governance; Human Resources

Director since April 2017



Kent Larson
Director

Committees: Audit, Operations

Director since July 2022



Linda Sullivan
Board Chair

Director since April 2017



Mahvash Yazdi
Director, Human Resources Committee Chair

Committees: Human Resources (Chair), Operations

Director since December 2019



Jeffrey Yingling
Director, Audit Committee Chair

Committees: Audit (Chair), Nominating and Governance

Director since October 2019

FINANCIAL HIGHLIGHTS

	2025	2024	Change
Utility Margin ($000's) *	$1,200,804	$1,080,082	11.2%
Net Income ($000's)	$181,092	$224,111	-19.2%
GAAP Earnings per Diluted Share	$2.94	$3.65	-19.5%
Return on Average Equity	6.3%	8.0%	-21.3%
Dividends Declared per Common Share	$2.64	$2.60	1.5%
Dividend Payout Ratio	89.8%	71.2%	26.1%
Total Debt to Capitalization Ratio	54.5%	52.0%	4.7%
Total Capital Investment ($000's)**	$588,921	$547,927	7.5%
Number of Customers	850,300	787,000	8.0%
Number of Employees	1,667	1,585	5.2%
Retail Volumes Delivered (000's)			
Electric (megawatt hours)	10,630	10,721	-0.8%
Natural Gas (dekatherms)	35,854	31,343	14.4%

* Utility Margin is considered a non-GAAP financial measure
** PP&E Additions plus AFUDC Credit from the cash flow statement plus change in capital expenditures included in trade accounts payable



TOTAL SHAREHOLDER RETURN

The following table assumes $100 was invested in our common stock on Jan. 1, 2021 and compares the share price performance with the S&P Utility Index and the S&P 500 Index for the years ending Dec. 31, 2021, 2022, 2023, 2024 and 2025. Total return is computed assuming reinvestment of dividends.

	1/1/2021	12/31/2021	12/31/2022	12/31/2023	12/31/2024	12/31/2025
NorthWestern Energy	$100.00	$102.08	$110.77	$99.55	$110.01	$139.04
S&P 500 Index	$100.00	$128.71	$105.40	$133.10	$166.40	$196.16
S&P Utility Index	$100.00	$117.67	$119.51	$111.05	$137.07	$159.06

CREDIT RATINGS

		Moody's	S&P	Fitch
NWEG (Hold-Co.)	Issuer	-	BBB	BBB
	Secured	-	-	-
	Unsecured	-	-	BBB
	Outlook	-	Positive	Stable
NW Corp. (MT Op.-Co.)	Issuer	Baa2	BBB	BBB
	Secured	A3	A-	A-
	Unsecured	Baa2	-	BBB+
	Outlook	Stable	Positive	Stable
NWEPS (SDNE Op.-Co.)	Issuer	Baa2	BBB	BBB
	Secured	A3	A-	A-
	Unsecured	-	-	BBB+
	Outlook	Stable	Stable	Stable

›› Investor Information

CORPORATE SUPPORT OFFICE

NorthWestern Energy
3010 W. 69th Street | Sioux Falls, SD 57108
Phone: (605) 978-2900 | Fax: (605) 978-2910
Website: www.northwesternenergy.com

INVESTOR RELATIONS

Phone: (605) 978-2945
Email: investor.relations@northwestern.com

MARKET INFORMATION AS OF DECEMBER 31, 2025

Nasdaq
Ticker Symbol: NWE
Year-end Closing Price: $64.54
Shares Outstanding: 61.4 million
Market Capitalization: $4.0 billion
Dividend Yield: 4.1%

COMMON STOCK DIVIDENDS

In February 2026 we increased our quarterly dividend to 67 cents per share. Anticipated record and payment dates for 2026 are as follows:

RECORD DATE	PAYMENT DATE
March 13	March 31
June 15	June 30
September 15	September 30
December 15	December 31

REGISTRAR, TRANSFER AGENT AND DIVIDEND DISBURSING AGENT

Questions regarding stock transfer, lost certificates and dividend checks should be referred to:

Computershare
c/o Shareholder Services
150 Royall St.
Canton, MA 02021
Telephone: 1+ (800) 736-3001
Internet: www.computershare.com

DIVIDEND REINVESTMENT AND DIRECT STOCK PURCHASE PLAN

NorthWestern Energy offers a dividend reinvestment and direct stock purchase plan as a service to both new investors and current shareholders.
Information is available on our website at
NorthWesternEnergy.com/dividend

2026 VIRTUAL ANNUAL MEETING

April 30, 2026
10:00 a.m. Mountain Daylight Time
www.virtualshareholdermeeting.com/NWE2026

INDEPENDENT REGISTERED ACCOUNTING FIRM

Deloitte & Touche LLP
50 South Sixth Street, Suite 2800
Minneapolis, MN 55402

BROKERAGE ACCOUNTS

Stock purchased and held for a shareholder by a broker is listed in the broker's name, or "street name." Annual and quarterly reports, proxy material and dividend payments are sent to shareholders by their broker. Questions should be directed to the broker.

FINANCIAL PUBLICATIONS

The company reports details concerning its operation and other matters periodically to the Securities and Exchange Commission on Form 8-K, Form 10-Q and Form 10-K. These publications are available on our website at NorthWesternEnergy.com/SECfilings. **You may request a copy of these publications, free of charge, by contacting Investor Relations.**

CORPORATE GOVERNANCE INFORMATION

Corporate governance information, including our Corporate Governance Guidelines, Code of Conduct and Ethics, Code of Ethics for CEO and Senior Financial Officers, and charters for the Committees of our Board of Directors, is available on our website at NorthWesternEnergy.com/CorpGov

This Annual Report is prepared primarily for the information of our shareholders and is not given in connection with the sale of any security or offer to sell or buy any security.

© 2026 NorthWestern Energy Group, Inc. All rights reserved.
Printed on recycled paper.

Montana
Operational Support Office
11 East Park Street
Butte, MT 59701
(406) 497-1000

South Dakota/Nebraska
Operational Support Office
600 Market Street West
Huron, SD 57350
(605) 353-7478

Corporate
Support Office
3010 West 69th Street
Sioux Falls, SD 57108
(605) 978-2900

